

December 3, 2010

Mike Brooks, Chief Executive Officer
Rocky Brands, Inc.
39 E. Canal Street
Nelsonville, Ohio 45764

      Re: **Rocky Brands, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed on March 2, 2010
               File No.: 001-34382
               Schedule 14A
               Filed on April 23, 2010
               File No.: 001-34382

Dear Mr. Brooks:

      We have reviewed your filings and related documents and have no further comments at this time.

                    Sincerely,

                    John Reynolds
                    Assistant Director

cc: James E. McDonald, CFO
         Fax: 740-753-4024